EXHIBIT 99.1

eFuture Announces Unaudited Second Quarter 2015 Financial Results

BEIJING, Aug. 14, 2015 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

  Total revenue increased 6% year-over-year to RMB32.8million (US$5.3 million).
  Gross profit increased 10% year-over-year to RMB11.8 million (US$1.9 million).
  Adjusted EBITDA was negative RMB2.8 million (US$0.4 million), compared to an adjusted EBITDA of negative RMB4.1 million in the second quarter 2014.
  Operating loss was RMB5.6 million (US$0.9 million), compared to an operating loss of RMB5.9 million in the second quarter 2014.
  Net loss was RMB6.0 million (US$1.0 million), compared to a net loss of RMB 4.4 million in the second quarter 2014.
  Backlog as of June 30, 2015 decreased 5% year-over-year to RMB169.6 million (US$27.3 million).

Mr. David Ren, CEO, commented, "In the first half of this year, the Company reevaluated the direction of the organization, culture and the team's capabilities by analyzing its development history and experiences for success. As a result of this comprehensive analysis, the Company streamlined its business and product system, and adjusted its business strategy. We also cut businesses with no profit model to focus on pragmatic business opportunities. The Company will strengthen the software business transformation and vigorously expand its service-oriented business model to provide better solutions and services for the Chinese retail and distribution industry in the years to come."

"Driven by robust growth of the high margin software license business, the gross margin increased 2%, from 34% to 36% year over year. To help our clients prepare for a more mobilized future, we continue to invest in the omni-channel solution and retail mobile applications," Ms. Ping Yu, CFO, added.

SECOND QUARTER 2015 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter 2015 increased 6% to RMB32.8 million (US$5.3million) from RMB31.0 million in the second quarter 2014.

Revenue Breakdown

	2Q14	2Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software revenue	7,847	11,874	1,915	51%
Hardware revenue	1,342	3,714	599	177%
Service fee revenue	21,818	17,203	2,775	-21%
Total	31,007	32,791	5,289	6%

Software revenue for the second quarter 2015 increased 51% year-over-year to RMB11.9 million (US$1.9 million) from RMB7.8 million in the second quarter 2014. The increase was primarily attributable to the higher software license sales from new customers in the specialty store and grocery industries.

Hardware revenue in the second quarter 2015 increased 177% year-over-year to RMB3.7 million (US$0.6 million) from RMB 1.3 million in the second quarter 2014. The increase was a result of the completion of a few "one-off" large projects in the logistics and grocery industries.

Service fee revenue for the second quarter 2015 decreased 21% year-over-year to RMB17.2 million (US$2.7 million) from RMB21.8 million in the second quarter 2014. The decrease was primarily due to the completion of a few large customization projects in the second quarter 2014.

Cost of Revenue

Cost of revenue for the second quarter 2015 increased 3% to RMB21.0 million (US$3.4 million) from RMB20.4 million in the second quarter 2014.

Cost of Revenue Breakdown

	2Q14	2Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software revenue	1,409	2,186	353	55%
Cost of hardware revenue	1,308	3,441	555	163%
Cost of service fee revenue	16,703	13,611	2,195	-19%
Amortization of software costs	934	1,795	289	92%
Total	20,354	21,033	3,392	3%

Gross Profit and Gross Margin

Gross profit for the second quarter 2015 was RMB11.8 million (US$1.9 million), compared with RMB10.6 million in the second quarter 2014, and consolidated gross margin for the second quarter 2015 was 36%, compared with 34% in the second quarter 2014. These increases were primarily due to increases in the proportion of high margin software revenue.

Operating Expenses

Research and development ("R&D") expenses for the second quarter 2015 increased 147% year-over-year to RMB1.1 million (US$0.2 million), or 3% of total revenue, compared with RMB0.4 million, or 1% of total revenue in the second quarter 2014. The increase in R&D expense was primarily attributable to an expenditure relating to the omni-channel platform project in the second quarter 2015.

General and administrative expenses ("G&A") for the second quarter 2015 increased 29% year-over-year to RMB8.1 million (US$1.3 million), representing 25% of total revenue, compared with RMB6.3 million, or 20% of total revenue in the second quarter 2014. The increase in G&A expenses was primarily attributable to higher rental costs and expenses resulting from moving offices, as well as annual salary increases.

Selling and distribution ("S&D") expenses for the second quarter 2015 decreased 17% year-over-year to RMB8.1 million (US$1.3 million), representing 25% of total revenue, compared with RMB9.8 million, or 32% of total revenue in the second quarter 2014. The decrease was primarily attributable to improved management efficiency.

Operating Loss

Operating loss in the second quarter 2015 was RMB5.6 million (US$0.9 million), compared to operating loss of RMB5.9 million in the second quarter 2014.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Second quarter 2015 net loss was RMB 6.0 million (US$0.9 million), compared with a net loss of RMB4.4 million in the second quarter 2014. Adjusted net loss for the second quarter 2015 was RMB3.7 million (US$0.6 million), compared with an adjusted net loss of RMB3.1 million in the second quarter 2014.

Basic and diluted loss per share in the second quarter 2015 was RMB1.25 (US$0.2), compared to basic and diluted loss per share of RMB1.06 in the second quarter 2014. Adjusted diluted loss per share was RMB0.76 (US$0.12), compared to adjusted diluted loss per share of RMB 0.74 in the second quarter 2014.

EBITDA

Adjusted EBITDA for the second quarter 2015 was negative RMB2.8 million (US$ 0.4 million), compared to negative RMB4.1 million in the second quarter 2014.

Balance Sheet and Cash Flow

As of June 30, 2015, cash and cash equivalents were RMB44.2 million (US$7.1 million), a decrease of RMB20.3 million from RMB64.6 million at December 31, 2014, an increase of RMB 9.2 million from RMB 35.2 million at March 31, 2015. The increase was primarily attributable to the issuance of ordinary shares through the private placement transaction in April 2015..

Total accounts receivable as of June 30, 2015 decreased 11% to RMB36.2 million (US$5.8 million) from RMB40.9 million as of December 31, 2014. The decrease was primarily due to the improved collection of trade receivables.

Inventory and work in process as of June 30, 2015 increased 149% to RMB36.3 million (US$5.9 million) from RMB14.6 million as of December 31, 2014. The increase was primarily attributable to a greater number of on-going projects, which had not reached the point of revenue recognition.

For the quarter ended June 30, 2015, net cash used in operating activities was RMB7.7 million (US$1.2 million). Net cash used in investing activities was RMB3.7 million (US$0.6 million). Net cash provided by financing activities was RMB 20.5 million (US$3.3 million).

THIRD QUARTER 2015 GUIDANCE

eFuture expects total revenue for the third quarter 2015 to be in the range of RMB36 million (US$5.8 million) to RMB41 million (US$6.6 million). Adjusted EBITDA for the third quarter 2015 is expected to be in the range of negative RMB2 million (US$0.3 million) to RMB1 million (US$0.2 million).

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.20 to US$1.00, the noon buying rate for U.S. dollars in effect on June 30, 2015 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure, eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP.  In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's effective implementation of and transition to an omni-channel model; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of August 14, 2015, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.20
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31, 2014	June 30, 2015	June 30, 2015
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	64,558,916	44,231,409	7,134,098
Trade receivables,net of allowance for doubtful accounts of ¥4,502,766 and ¥6,327,762($1,020,607), respectively	40,889,759	36,198,908	5,838,534
Refundable value added tax	6,765,916	2,533,787	408,675
Advances to employees	1,117,272	1,196,945	193,056
Advances to suppliers	--	350,434	56,522
Other receivables	2,474,076	3,300,169	532,285
Prepaid expenses	1,554,052	2,381,668	384,140
Inventory and work in process,net of inventory provision of ¥4,356,091 and ¥3,032,954($489,186), respectively	14,560,195	36,294,015	5,853,873
Deferred tax assets, current portion	7,046,782	7,496,728	1,209,150
Total current assets	138,966,968	133,984,063	21,610,333
Non-current assets
Long-term investments,net of impairment of ¥240,000 and ¥240,000($38,710), respectively	--	--	--
Property and equipment, net of accumulated depreciation of ¥9,515,986 and ¥10,368,066($1,672,269), respectively	3,279,483	3,711,682	598,658
Intangible assets, net of accumulated amortization of ¥80,190,029 and ¥82,935,992($13,376,773), respectively	40,294,260	42,393,756	6,837,703
Goodwill	80,625,667	80,625,667	13,004,140
Deferred tax assets	919,637	977,694	157,693
Total non-current assets	125,119,047	127,708,799	20,598,194
Total assets	264,086,015	261,692,862	42,208,527

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	10,692,003	13,000,000	2,096,774
Trade payables	12,509,613	13,180,679	2,125,916
Other payables	17,978,021	12,919,809	2,083,840
Accrued expenses	24,685,555	11,182,904	1,803,694
Taxes payable	16,128,358	10,350,386	1,669,417
Advances from customers	51,661,078	60,747,030	9,797,908
Total current liabilities	133,654,628	121,380,808	19,577,549

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized;3,989,626 shares and 4,796,451 shares issued and outstanding, respectively	2,357,978	2,732,839	440,780
Additional paid-in capital	234,405,541	255,227,266	41,165,688
Statutory reserves	8,574,634	8,574,634	1,383,005
Accumulated deficits	(114,906,766)	(126,222,685)	(20,358,498)
Total equity	130,431,387	140,312,054	22,630,975
Total liabilities and equity	264,086,015	261,692,862	42,208,524

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES						Exchange rate		6.20
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Six months ended				Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars		Chinese Yuan (Renminbi)		U.S. Dollars
	June 30, 2014	June 30, 2015	June 30, 2015	Y-o-Y Change	June 30, 2014	June 30, 2015	June 30, 2015	Y-o-Y Change
	(Unaudited)	(Unaudited)	(Unaudited)%		(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	15,266,616	18,406,946	2,968,862	21%	7,846,492	11,873,793	1,915,128	51%
Hardware revenue	1,843,700	5,626,284	907,465	205%	1,342,132	3,713,848	599,008	177%
Service fee revenue	36,794,759	32,372,254	5,221,331	-12%	21,817,970	17,203,121	2,774,697	-21%
Total revenues	53,905,075	56,405,484	9,097,658	5%	31,006,594	32,790,762	5,288,833	6%

Cost of revenues
Cost of software revenue	4,748,741	4,249,884	685,465	-11%	1,408,785	2,185,634	352,522	55%
Cost of hardware revenue	1,730,406	5,025,018	810,487	190%	1,308,346	3,440,818	554,971	163%
Cost of service fee revenue	25,218,999	22,925,475	3,697,657	-9%	16,702,671	13,611,394	2,195,386	-19%
Amortization of software costs	1,867,877	2,745,962	442,897	47%	933,939	1,794,741	289,474	92%
Total cost of revenues	33,566,023	34,946,339	5,636,506	4%	20,353,741	21,032,587	3,392,353	3%

Gross profit	20,339,052	21,459,145	3,461,152	6%	10,652,853	11,758,175	1,896,480	10%

Operating expenses
Research and development expenses	746,818	1,880,540	303,313	152%	437,538	1,080,889	174,337	147%
General and administrative expenses	11,269,130	14,353,042	2,315,007	27%	6,326,461	8,142,260	1,313,268	29%
Selling and distribution expenses	19,733,112	16,295,217	2,628,261	-17%	9,827,055	8,124,196	1,310,354	-17%
Total operating expenses	31,749,060	32,528,799	5,246,580	2%	16,591,054	17,347,345	2,797,959	5%

Loss from operations	(11,410,008)	(11,069,654)	(1,785,429)		(5,938,201)	(5,589,170)	(901,479)

Other income (expenses)
Interest income	410,543	182,201	29,387		328,158	47,594	7,676
Interest expenses	--	(486,228)	(78,424)		--	(241,058)	(38,880)
Other income	134,972	8,803	1,420		134,972	(28,945)	(4,669)
Foreign currency exchange gain (loss)	18,674	(59,043)	(9,523)		391	(66,815)	(10,777)
Loss before income tax	(10,845,819)	(11,423,921)	(1,842,568)		(5,474,680)	(5,878,394)	(948,128)
Less: Income tax expense (benefit)	(1,305,483)	(108,002)	(17,420)		(1,030,760)	143,779	23,190
Net loss	(9,540,336)	(11,315,919)	(1,825,148)		(4,443,920)	(6,022,173)	(971,318)
Loss per share
Basic	(2.27)	(2.50)	(0.40)		(1.06)	(1.25)	(0.20)
Diluted	(2.27)	(2.50)	(0.40)		(1.06)	(1.22)	(0.20)
Basic weighted average shares outstanding	4,205,828	4,527,425	4,527,425		4,206,176	4,835,636	4,835,636
Fully diluted weighted average shares outstanding	4,206,303	4,594,382	4,594,382		4,206,176	4,925,815	4,925,815

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES				Exchange rate		6.20
NON-GAAP MEASURES OF PERFORMANCE

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP basis)	(11,410,008)	(11,069,654)	(1,785,429)	(5,938,201)	(5,589,170)	(901,479)

Adjustments for non-GAAP measures of performance:
Add back amortization of intangibles	1,867,877	2,745,962	442,897	933,939	1,794,741	289,474
Add back share-based compensation expenses	600,607	1,267,494	204,435	379,520	576,306	92,953
Adjusted non-GAAP operating loss	(8,941,524)	(7,056,198)	(1,138,097)	(4,624,742)	(3,218,123)	(519,052)
Add back depreciation	964,047	861,198	138,903	475,454	452,823	73,036

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(7,977,477)	(6,195,000)	(999,194)	(4,149,288)	(2,765,300)	(446,016)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-21%	-20%	-20%	-19%	-17%	-17%

Adjustments for non-GAAP measures of performance:
Amortization of intangibles	3%	5%	5%	3%	5%	5%
Share-based compensation expenses	1%	2%	2%	1%	2%	2%
Adjusted non-GAAP operating loss	-17%	-13%	-13%	-15%	-10%	-10%
Depreciation	2%	2%	2%	2%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-15%	-11%	-11%	-13%	-8%	-8%

NON-GAAP EARNINGS PER SHARE
Net loss	(9,540,336)	(11,315,919)	(1,825,148)	(4,443,920)	(6,022,173)	(971,318)
Amortization of intangibles	1,867,877	2,745,962	442,897	933,939	1,794,741	289,474
Share-based compensation expenses	600,607	1,267,494	204,435	379,520	576,306	92,953
Adjusted net loss	(7,071,852)	(7,302,463)	(1,177,816)	(3,130,461)	(3,651,126)	(588,891)

Adjusted non-GAAP diluted loss per share	(1.68)	(1.61)	(0.26)	(0.74)	(0.76)	(0.12)
Shares used to compute non-GAAP diluted loss per share	4,205,828	4,527,425	4,527,425	4,206,176	4,835,636	4,835,636

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES				Exchange rate		6.20
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(9,540,336)	(11,315,919)	(1,825,148)	(4,443,920)	(6,022,173)	(971,318)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	964,047	861,198	138,903	475,454	452,823	73,036
Amortization of intangible assets	1,867,877	2,745,962	442,897	933,939	1,794,741	289,474
Loss (gain) on disposal of property and equipment	(783)	239	39	(783)	--	--
Allowance for doubtful accounts	1,445,075	1,658,653	267,525	449,669	(830,182)	(133,900)
Compensation expenses	600,607	1,267,494	204,435	379,520	576,306	92,953
Deferred income taxes	(1,305,483)	(508,003)	(81,936)	(1,030,759)	(256,222)	(41,326)
Foreign exchange loss	6,471	59,043	9,523	24,754	66,815	10,777
Changes in assets and liabilities:
Trade receivables	2,816,722	2,377,198	383,419	(1,152,787)	77,977	12,577
Refundable value added tax	(305,667)	4,232,129	682,601	1,123,867	(1,462,514)	(235,889)
Advances to employees	(220,220)	(79,673)	(12,850)	(257,262)	425,384	68,610
Advances to suppliers	(411,219)	(350,434)	(56,522)	(411,219)	(350,434)	(56,522)
Other receivables	(42,048)	(171,093)	(27,596)	252,236	254,623	41,068
Prepaid expenses	303,797	(827,616)	(133,486)	295,800	777,983	125,481
Inventory and work in process	(16,545,985)	(21,733,820)	(3,505,456)	(6,435,055)	(7,516,976)	(1,212,415)
Trade payables	(3,073,691)	671,066	108,236	397,303	1,583,548	255,411
Other payables	(4,549,779)	(5,058,212)	(815,841)	(168,420)	(238,416)	(38,454)
Accrued expenses	(12,403,990)	(13,502,651)	(2,177,847)	(239,920)	(2,294,940)	(370,152)
Taxes payable	(8,176,375)	(5,733,372)	(924,737)	(3,706,783)	(1,979,640)	(319,297)
Advances from customers	8,906,116	9,085,952	1,465,475	3,676,846	7,221,586	1,164,772
Net cash used in operating activities	(35,411,366)	(36,321,859)	(5,858,366)	(5,584,022)	(7,719,711)	(1,245,114)

Cash flows from investing activities:
Purchases of property and equipment	(877,554)	(1,338,287)	(215,853)	(213,615)	(1,249,702)	(201,565)
Payments for intangible assets	(10,316,403)	(4,845,457)	(781,526)	(6,981,477)	(2,413,260)	(389,235)
Cash received from disposal of property and equipment	3,300	50	8	3,300	--	--
Net cash used in investing activities	(11,190,657)	(6,183,694)	(997,371)	(7,191,792)	(3,662,962)	(590,800)

Cash flows from financing activities:
Proceeds from short-term loans	--	2,307,997	372,258	--	543,097	87,596
Proceeds from exercise of options by employees	55,805	178,880	28,852	--	178,880	28,852
Issuance of ordinary shares	--	19,750,212	3,185,518	--	19,750,212	3,185,518
Net cash provided by financing activities	55,805	22,237,089	3,586,628	--	20,472,189	3,301,966

Effect of exchange rate changes on cash and cash equivalents	(6,471)	(59,043)	(9,523)	(24,754)	(66,815)	(10,777)

Net decrease in cash and cash equivalents	(46,552,689)	(20,327,507)	(3,278,632)	(12,800,568)	9,022,701	1,455,274

Cash and cash equivalents at beginning of period	62,620,652	64,558,916	10,412,728	28,868,531	35,208,708	5,678,824
Cash and cash equivalents at end of period	16,067,963	44,231,409	7,134,098	16,067,963	44,231,409	7,134,098

Supplemental cash flow information
Interest paid	--	461,628	74,456	--	245,230	39,553
Income tax paid	3,736,424	3,042,230	490,682	3,511,237	2,756,463	444,591
CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 50916128
         ir@e-future.com.cn